Jeffrey P. Schultz | 212 692 6732 | jpschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

June 19, 2012

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Vringo, Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed June 12, 2012

File No. 333-180609

Ladies and Gentleman:

On behalf of Vringo, Inc. (the “Company” or “Vringo”), we hereby file with the Securities and Exchange Commission (the “Commission”) responses to the oral comments of the staff of the Commission’s Division of Corporation Finance (the “Staff”) received on June 19, 2012 and as set forth below, with regard to the Company’s Registration Statement on Form S-4 (File No. 333-180609), initially filed with the Commission on April 6, 2012 and as previously amended on May 17, 2012, June 1, 2012 and June 12, 2012 (the “Registration Statement”).

1.	Please specify and discuss in more detail the disclosure in the fourth paragraph on page 78 regarding Vringo’s stockholders’ percentage ownership in the combined entity and the implied valuation of Innovate/Protect.

Response: In response to the Staff’s comment, the Company will add the following disclosure to page 78 of the definitive proxy statement/424b prospectus with respect to the Registration Statement:

“Based upon the percentage ownership of the Vringo stockholders in the combined entity (32.45% on a fully diluted basis) even the high end range of the implied Vringo Comparable Company Analysis ($20.7 million) supported the fairness of the Merger consideration, from a financial point of view, to the holders of the Vringo common stock in comparison to the implied valuation of Innovate/Protect ($55.5 million) as described under the caption “Innovate/Protect Comparable Companies analysis”. This analysis resulted in the high end implied valuation of Vringo being 27.3% of the combined implied comparable company valuations of Vringo and Innovate/Protect. As a result of the Merger, Vringo stockholders will receive a percentage (32.45%) of the outstanding common stock of the combined company calculated on a fully diluted basis that is higher than 27.3%.”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | San Diego | London | San Francisco

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

June 19, 2012

2.	Please update your proxy statement/prospectus for recent developments in the Innovate/Protect’s litigation.

Response: In response to the Staff’s comment, the Company will add the following paragraph (and replace the second and third full paragraphs) which updates the information relating to the Innovate/Protect’s litigation to page 152 of the definitive proxy statement/424b prospectus with respect to the Registration Statement:

“Within the Markman, or claim construction process, the court reviewed the parties competing definitions for specific terms within the asserted claims. Both parties submitted two rounds of briefing to the court that provided arguments for their proposed definitions. The opening claim construction briefs were filed on April 12, 2012, and the responsive claim construction briefs were filed on May 3, 2012. At the Markman hearing on June 4, 2012, the court heard arguments from both sides in support of their positions. On June 15, 2012, the court issued a Memorandum Opinion & Order providing binding definitions for the contested terms. The court’s definitions to the patent claims established the boundary markings of the claimed technology and inform both parties’ expert reports and testimony as well as the parties’ arguments to the jury. The court’s Memorandum Opinion & Order construing the contested terms is publicly available on the Public Access to Court Electronic Records (PACER) electronic public access service at http://www.pacer.uscourts.gov/, and was also filed by Vringo with the Securities and Exchange Commission.”

* * * * *

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company is aware of its obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to call me at (212) 692-6732 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Jeffrey P. Schultz
Jeffery P. Schultz

cc:	Securities and Exchange Commission

Ajay Koduri, Staff Attorney

Vringo, Inc.

Andrew D, Perlman, Chief Executive Officer and President

Ellen Cohl, Chief Financial Officer